EXHIBIT 99.2

O2Micro™

Breathing Life into Mobility™

2002 Annual Report

O2Micro™

Breathing Life into Mobility™

NASDAQ: OIIM

www.o2micro.com

To Our Shareholders

We are pleased with our record performance in 2002. Revenue and net income grew to record high levels and investment in R&D was significantly increased. Fiscal year 2002 marks our 8th consecutive year of revenue growth, and 4th consecutive year of profitability.

FINANCIAL HIGHLIGHTS

While the general economic conditions continue to pressure our end markets, net sales for fiscal year 2002 grew to $70.2 million, an increase of 53% over $45.8 million for the previous year. Net income was $10.7 million, an increase of 90% over fiscal year 2001. We continue to invest significantly in R&D, with expenditures in 2002 of $18.9 million or 27% of sales. This represents a growth of 32% in R&D expenditures over the previous year. As in previous years, we believe O2Micro gained market share in 2002, as our revenue grew 53% while our end markets grew approximately 10%.

PRODUCTS

In 2002 we announced several new products, including the Royer Raptor inverter product family that targets the high volume, single and multiple lamp products, such as 15-inch desktop monitors. The 4-in-1 MemoryCardBus™ family of CardBus controllers began generating revenue in Q3. It enables four different flash media types to be automatically detected and read directly through the PCMCIA slot, thus eliminating the inconvenience of a separate external reader and expensive re-tooling of the notebook’s back panel. MagicStar, a proprietary battery charger family that provides an ‘off-the-shelf’ rapid charge solution for notebook computers and other mobile devices with re-chargeable batteries, began generating revenue in Q3. SuperDJ®, enabling the playing of MP3 music from the computer hard drive, began shipments in Q1. SuperDJ® is the next generation of the AudioDJ® product that allows the end-user to play music from the computer CD drive. The first in a family of high efficiency, completely integrated DC/DC Converter solutions that power mobile CPUs, was launched in Q4.

EXPANDING TO MEET CUSTOMER DEMAND

In anticipation of the strong and steady demand for our products that bring innovative power management and security solutions to notebook computers and mobile communications devices, O2Micro plans to continue R&D investment and support of customers’ product design and manufacturing throughout the world.

With the continued support of our customers, suppliers, shareholders and employees, we eagerly look forward to another successful year in 2003.

Sincerely,

Sterling Du

Chairman of the Board and

Chief Executive Officer